SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Petrosearch Energy Corporation

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

71675Y100

(CUSIP Number)

Eric M. Fogel, Esq.

Schuyler, Roche & Crisham, P.C.

130 East Randolph Street

Chicago, Illinois 60601

(312) 565-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / Tiberius Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,139,539
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 3,139,539
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,139,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.59%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / Tiberius Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 3,139,539
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 3,139,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,139,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.59%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / ILIAD RESEARCH AND TRADING, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 3,139,539
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 3,139,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,139,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.59%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / Iliad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 3,139,539
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 3,139,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,139,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.59%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / Fife Trading, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 3,139,539
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 3,139,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,139,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.59%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / Hyperion Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 3,139,539
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 3,139,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,139,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.59%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / Hyperion Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 3,139,539
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 3,139,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,139,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.59%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / JOHN M. FIFE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 3,139,539
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 3,139,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,139,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.59%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on May 1, 2009 (the “Initial 13D”), by the Reporting Persons with respect to the shares of Common Stock, par value $0.001 (the “Shares”), issued by Petrosearch Energy Corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein. This Amendment amends Amendment #1 to Schedule 13D that was filed on May 12, 2009. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such Items in the Initial 13D.

Item 4.	Purpose of Transaction

Item 4 of the Initial 13D is hereby amended to add the following as an additional paragraph at the end of this section.

On May 20, 2009, Tiberius Capital, LLC sent a letter to Mr. Richard Dole, Chief Executive Officer, President and Chairman of the Issuer, as attached as Exhibit 2 hereto. In the letter, Tiberius Capital, LLC demands that Mr. Dole and two other executives of Issuer disgorge severance payments of $1,950,000 to the Issuer. Tiberius Capital, LLC points out that, given that Mr. Dole has been the President and Chief Executive Officer of Double Eagle Petroleum Co. since September 1, 2008, and given that he received total compensation from Double Eagle during 2008 of $598,308, it is inappropriate for him and his colleagues to receive severance payments of $1,900,500 merely because their employment agreements with the Issuer expired. The letter points out that the severance payments equate to $.045 per share, based on the total number of shares outstanding as reported in the Issuer’s most recent Quarterly Report on Form 10-Q. See the letter attached as Exhibit 2 hereto for further details.

Item 7.	Material to be Filed as Exhibits

1. Joint Filing Agreement of the Reporting Persons.

2. Letter of Tiberius Capital, LLC, dated May 20, 2009, to Mr. Richard Dole, Chairman, CEO and President of Petrosearch Energy Corporation.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 21, 2009

Tiberius Capital, LLC

By:	Tiberius Management, Inc., its manager

By:	/s/ Robert T. Sullivan
Name:	Robert T. Sullivan
Title:	Authorized Signatory

Tiberius Management, Inc.

By:	/s/ Robert T. Sullivan
Name:	Robert T. Sullivan
Title:	Authorized Signatory

Iliad Research and Trading, L.P.

By:	Iliad Management, LLC, its general partner

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Iliad Management, LLC

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Fife Trading, Inc.

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Hyperion Capital, L.P.

By:	Hyperion Capital Management, LLC, its general partner

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Hyperion Capital Management, LLC

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

/s/ John M. Fife
Name:	John M. Fife

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Petrosearch Energy Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 21st day of May, 2009.

Tiberius Capital, LLC

By:	Tiberius Management, Inc., its manager

By:	/s/ Robert T. Sullivan
Name:	Robert T. Sullivan
Title:	Authorized Signatory

Tiberius Management, Inc.

By:	/s/ Robert T. Sullivan
Name:	Robert T. Sullivan
Title:	Authorized Signatory

Iliad Research and Trading, L.P.

By:	Iliad Management, LLC, its general partner

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Iliad Management, LLC

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Fife Trading, Inc.

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Hyperion Capital, L.P.

By:	Hyperion Capital Management, LLC, its general partner

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Hyperion Capital Management, LLC

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

/s/ John M. Fife
John M. Fife

[Signature Page of Joint Filing Agreement to Schedule 13D - Petrosearch Energy Corporation]

EXHIBIT 2

LETTER TO ISSUER FROM TIBERIUS CAPITAL

Tiberius Capital, LLC

303 East Wacker Drive - Suite 311

Chicago, IL 60601

(312) 565-1569

Via Federal Express and Certified Mail

May 20, 2009

Mr. Richard Dole

Chief Executive Officer,

President & Chairman

Petrosearch Energy Corporation

675 Bering Drive - Suite 200

Houston, Texas 77057

Re:	Your “Severance” Payment

As you probably know, Tiberius Capital, LLC holds approximately 7.84% of the outstanding common shares of Petrosearch Energy Corporation. We were stunned to read in the Company’s most recent 10-Q that you accepted a severance payment of $850,000. In addition, Mr. Blackman and Mr. Collins apparently accepted severance payments of $550,000 each. The 10-Q states that the triggering event was the Company’s employment agreements with each of you merely expiring. The 10-Q states that severance payments of $1,950,000 will be recorded as an expense in April 2009. This amount equates to $.047 per share, based on the total number of shares outstanding as reported in the 10-Q.

As a substantial shareholder of this Company, we strongly object to you and your colleagues taking these severance payments. On September 1, 2008, you left Petrosearch to become President and Chief Executive Officer of Double Eagle Petroleum Co. You are paid a handsome annual salary by Double Eagle of $300,000, plus eligibility to participate in bonus and stock option programs. For fiscal 2008, Double Eagle lists in its proxy statement your total compensation at $598,308. On what possible basis could you justify now receiving a severance payment of $850,000 from Petrosearch?

Your actions typify exactly the type of corporate greed and self-dealing that is at issue in today’s current affairs. We demand that you publicly explain yourself, and why you believe these payments are justified. We demand that you and Messrs. Blackman and Collins disgorge your payments back to Petrosearch, for the benefit of all shareholders. By this letter, we are copying your Board members and serving notice on them to remind them of their fiduciary duties to safeguard the interests of the shareholders. We also ask them to publicly explain themselves as to how they could permit this disgraceful conduct to happen.

Very truly yours,

Tiberius Capital, LLC

By:	Tiberius Capital Management, Inc.

By:	/s/ Robert T. Sullivan
Its:	President

cc:	Board Members
Mr. Gerald Agranoff
Mr. Richard Majeres